Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103-7018 Telephone 215-564-8000 Fax 215-564-8120 www.stradley.com

Mark A. Sheehan, Esq.
(215) 564-8027
msheehan@stradley.com

July 17, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Raymond Be, Esq.
Senior Counsel

	Re:	Global X Funds
File No. 333-151713, 811-22209

Dear Mr. Be:

On behalf of Global X Funds (the “Registrant” or the “Trust”), and its series, the Global X Telemedicine & Digital Health ETF (the “Fund”), included in Post-Effective Amendment No. 598 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on July 1, 2020 with regard to the Amendment.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 12, 2020, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment.  The responses will be incorporated into a post-effective amendment filing to the Registration Statement to be made pursuant to Rule 485(b) under the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
July 17, 2020

PROSPECTUS

SUMMARY OF PRINCIPAL RISKS

1.
Comment: Significant market events have occurred since the Amendment was filed, namely as a result of the COVID-19 pandemic. Given that this is a fund that invests specifically in markets that may be destabilized as a consequence of the COVID-19 pandemic, please consider whether the Fund’s disclosures, including its risk disclosure, should be revised based on how these events are affecting the Fund, its investments, and the equity and debt markets. If the Registrant believes that no additional disclosure is warranted, please supplementally explain.

Response: The Registrant notes that the Amendment had contained updated “Geographic Risk”, “Market Risk” and “Recent Market Conditions” disclosure intended to reflect the effects of the COVID-19 pandemic on the Fund, its investments, and the equity and debt markets. For your reference, that disclosure is set forth below. Please note that “Market Risk” has been updated for reasons other than the COVID-19 pandemic, and therefore those changes are not highlighted.

SUMMARY OF PRINCIPAL RISKS

Geographic Risk: A natural, biological or other disaster could occur in a geographic region in which the Fund invests, which could affect the economy or particular business operations of companies in the specific geographic region, causing an adverse impact on the Fund’s investments in the affected region or in a region economically tied to the affected region. The securities in which the Fund invests and, consequently, the Fund are also subject to specific risks as a result of their business operations, including, but not limited to:

Market Risk: Turbulence in the financial markets and reduced liquidity may negatively affect issuers, which could have an adverse effect on the Fund. If the securities held by the Fund experience poor liquidity, the Fund may be unable to transact at advantageous times or prices, which may decrease the Fund’s returns. In addition, there is a risk that policy changes by central governments and governmental agencies, including the Federal Reserve~~,~~ or the European Central Bank, which could include increasing interest rates, could cause increased volatility in financial markets and lead to higher levels of Fund redemptions from Authorized Participants, which could have a negative impact on the Fund. Furthermore, local, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issues, recessions, or other events could have a significant impact on the Fund and its investments and trading of its Shares. The Fund’s NAV could decline over short periods due to short-term market movements and over longer periods during market downturns.

A FURTHER DISCUSSION OF PRINCIPAL RISKS

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
July 17, 2020

Geographic Risk

Geographic risk is the risk that the Fund’s assets may be concentrated in countries located in the same geographic region. This concentration will subject the Fund to risks associated with that particular region, or a region economically tied to that particular region, such as a natural, biological or other disaster. Outbreaks of contagious viruses and diseases may reduce business activity or disrupt market activity, and have the potential to exacerbate market risks in the countries and regions in which they occur. The securities in which the Fund invests and, consequently, the Fund are also subject to specific risks as a result of their business operations, including, but not limited to:

Market Risk

Market risk is the risk that the value of the securities in which the Fund invests may go up or down in response to the prospects of individual issuers and/or general economic conditions. Turbulence in the financial markets and reduced market liquidity may negatively affect issuers, which could have an adverse effect on the Fund. If the securities held by the Fund experience poor liquidity, the Fund may be unable to transact at advantageous times or prices, which may decrease the Fund’s returns. In addition, there is a risk that policy changes by central governments and governmental agencies, including the Federal Reserve~~,~~ or the European Central Bank, which could include increasing interest rates, could cause increased volatility in financial markets and lead to higher levels of Fund redemptions from Authorized Participants, which could have a negative impact on the Fund. Furthermore, local, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issue, recessions, or other events could have a significant impact on the Fund and its investments and trading of its Shares. The Fund’s NAV could decline over short periods due to short-term market movements and over longer periods during market downturns.

STATEMENT OF ADDITIONAL INFORMATION – INVESTMENT OBJECTIVE, STRATEGIES AND RISK

RECENT MARKET CONDITIONS. Although the Fund seeks to track its Underlying Index, the performance of the Underlying Indices and the Fund is subject to general market conditions.

Heading into Q4 2018, market participants largely expected a hawkish Federal Reserve to continue its rising rate cycle. However, prompted by sluggish growth and amidst contemporaneous urging by the U.S. government’s executive branch, the Federal Reserve cut rates three times in 2019. The consequences were felt throughout the course of the year and across financial markets. This loosening of monetary policy comes after four rate increases in 2018.  The Federal Reserve also restarted asset purchases in September of 2019. During Q1 2020, in response to the COVID-19 outbreak, the Federal Reserve shifted to a more dovish interest rate policy. Further interest rate cuts are likely to be

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
July 17, 2020

considered during 2020. At this point, it is difficult to predict the impact of these stimulative actions and any future rate movements on various markets.

Outside of the U.S., low growth and inflation prompted more easing from central banks in 2019. The European Central Bank began injecting €20 billion a month into the economy after halting asset purchases at the end of 2018, while the Bank of Japan signaled they were open to further interest rate cuts in the future, and China’s slowing economic growth prompted the People’s Bank of China’s first loan rate cut in three years. These actions suppressed yields on fixed income assets globally and increased bond returns. It is possible that current monetary easing may reduce available tools for central banks to support future growth, particularly if the global economy were to fall into a recession.

Consumer spending in 2019 proved resilient, bolstered by strong employment figures, low interest rates, and falling oil prices, but business investment remained muted by trade uncertainties, notwithstanding low interest rates and increasing margin pressures that would typically drive investment into areas that can reduce long-run costs and/or increase productivity.

An outbreak of an infectious respiratory illness caused by a novel coronavirus known as COVID-19 was first detected in China in December 2019 and has subsequently been detected globally. This coronavirus has resulted in travel restrictions, closed some international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, and lower consumer demand, as well as general concern and uncertainty. It is possible that public health crises caused by the COVID-19 outbreak may exacerbate other pre-existing political, social and economic risks in certain countries or globally. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty as of the date of this SAI.

It is impossible to predict the effects of these or similar events in the future on the Fund, though it is possible that these or similar events could have a significant adverse impact on the NAV and/or risk profile of the Fund.

2.
Comment: Please harmonize the “Passive Investment Risks – Management Risk” disclosure which states that “The Fund will not fully replicate its Underlying Index,” with the Principal Investment Strategies reference that states “The Fund generally will use a replication strategy.”

Response: The Registrant has revised this disclosure to note that, for the reasons articulated in such risk disclosure, the Fund may not fully replicate its Underlying Index.

A FURTHER DISCUSSION OF PRINCIPAL RISKS

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
July 17, 2020

3.
Comment: The Staff notes that “Large-Capitalization Companies Risk” seems duplicative of “Capitalization Risk – Large-Capitalization Companies Risk” listed earlier in this section. Please eliminate the duplicative risk disclosure.

Response: Per the Staff’s request, the Registrant has eliminated the duplicative risk disclosure.

Please do not hesitate to contact me at (215) 564-8027 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Mark A. Sheehan
Mark A. Sheehan, Esquire

cc:	John Belanger, Esquire
Senior Vice President, Head of Product Management
Global X Management Company, LLC
Eric S. Purple, Esquire
Michael E. Schapiro, Esquire